Filed by Healthwell Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Form S-4 File No. 333-271952

Subject Company:

HWEL Holdings Corp.

Starton Therapeutics Doses First Patient in Landmark STAR-LLD Lenalidomide Phase 1b Clinical Trial in Multiple Myeloma

●	Dosing comes three weeks after the first site opened

●	Full enrollment of six patients is expected to take 10 months, conducted in up to three clinical sites

●	Multiple readings for safety and efficacy are expected during the next 6 to 18 months

PARAMUS, N.J., October 4, 2023 – Starton Therapeutics Inc. (“Starton” or “the Company”), a clinical-stage biotechnology company focused on transforming standard-of-care therapies with proprietary continuous delivery technology, announced the dosing of the first patient in the STAR-LLD Phase 1b clinical trial, which will assess the safety, efficacy and pharmacokinetics of continuous subcutaneous administration of low-dose lenalidomide (STAR-LLD) for the treatment of multiple myeloma (MM).

The study will include six second-line transplant-ineligible patients who will receive lenalidomide by continuous administration daily in a 28-day cycle, in combination with dexamethasone and bortezomib (Velcade), to assess the tolerability and clinical response of the regimen, and will evaluate safety and tolerability, immune biomarkers, and signals of efficacy. The study is also expected to provide signals of efficacy in assessing response rates, duration of response, progression-free survival, and changes in minimal residual disease.

“From its inception, Starton has been focused on execution. We are entering the development stage, in which we expect to achieve the safety and tolerability improvement profile as well signals of efficacy for our proprietary continuous delivery of lenalidomide. We will enable the patient outcomes and quality of life improvements for which we founded Starton,” said Pedro Lichtinger, chairman and CEO of Starton Therapeutics. “We are excited to evaluate the potential of STAR-LLD in this trial as a critical step towards delivering on our pipeline of transformative therapies using our continuous delivery technology.”

Dr. Nash Gabrail, MD, the study’s principal investigator noted, “Revlimid is an indispensable drug in treating multiple myeloma. Unfortunately, many times patients do not tolerate the side effects associated with oral dosing. I believe the ability to target the precise therapeutic blood levels with continuous administration of the drug may allow an improvement in the therapeutic index of lenalidomide and allow patients to stay on therapy longer.”

Dr. Jamie Oliver, Starton’s Chief Medical Officer noted, “This is a major milestone for all of the staff at Starton working to bring new therapies to patients suffering with cancer. Lenalidomide has been an effective immunomodulatory drug in hematologic malignancies for years. However, adverse events have limited its use in certain patient settings, depriving patients of the full benefits the medicine can offer. We believe STAR-LLD may be able to expand the use of lenalidomide where the oral form is not used today.”

Starton has signed an agreement for a business combination with Healthwell Acquisition Corp. I (Nasdaq: HWEL) (“Healthwell”). Please see “Additional Information and Where to Find It” below for additional information related to the proposed business combination.

About STAR-LLD

STAR-LLD is a continuous delivery lenalidomide in development to expand and replace the standard of care for the most common blood cancers, multiple myeloma (MM) and chronic lymphocytic leukemia (CLL). A preclinical proof-of-concept study for STAR-LLD demonstrated that MM tumors caused by human myeloma cells grew 25-fold if untreated, five-fold when treated with daily lenalidomide and shrank by 80% with STAR-LLD. The study also showed 100% efficacy (overall response rate ORR) at 144 mcg/day continuous LLD and 20% of animals in this cohort were tumor free after 100 days vs. 0% ORR with active control with daily pulsatile once daily dosing. In addition, a Phase 1 bioavailability study in healthy men comparing STAR-LLD to Revlimid demonstrated the drug is well tolerated and is >91% bioavailable by the subcutaneous route. It was also observed that the Cmax is <90% lower than oral Revlimid. These data support the safety of the planned Phase 1 dose of 400 mcg/hr (9.6 mg a day) versus a standard 25 mg a day dose of Revlimid.

About Starton Therapeutics

A clinical-stage biotechnology platform company focused on transforming standard of care therapies with proprietary continuous delivery technology, so people with cancer can receive continuous treatment to live better, longer. Starton’s proprietary transdermal technology is intended to increase efficacy of approved drugs, to make them more tolerable and expand their potential use. To learn more, visit www.startontx.com.

About Healthwell

Healthwell is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Additional Information and Where to Find It

In connection with the transactions contemplated by the business combination agreement, dated April 27, 2023 (as amended on May 15, 2023, August 10, 2023 and September 17, 2023, and as may be further amended or supplemented from time to time, the “Business Combination Agreement,” and all of the transactions contemplated thereunder, the “Transaction”), by and among Starton, Healthwell, HWEL Holdings Corp., a Delaware corporation and wholly-owned subsidiary of Healthwell (“Pubco”), and other parties thereto, Pubco filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2023 (as may be amended or supplemented from time to time, the “Registration Statement”), which includes a proxy statement and a prospectus in connection with the Transaction. The Registration Statement was declared effective on September 29, 2023 and the final prospectus (the “Prospectus”) was filed by Pubco on October 2, 2023. STOCKHOLDERS OF HEALTHWELL ARE ADVISED TO READ THE THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AND ANY AMENDMENTS THERETO, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Healthwell as of September 14, 2023, the record date established for voting on the Transaction. Stockholders and other interested persons will also be able to obtain copies of the definitive proxy statement, the Prospectus and other documents filed the SEC that will be incorporated by reference therein, without charge, at the SEC’s website at www.sec.gov. Healthwell’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Healthwell Acquisition Corp. I, 1001 Green Bay Rd, #227 Winnetka, IL 60093; e-mail: healthwell.management@healthwellspac.com.

Forward-Looking Statements

This communication contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Starton and the Transaction and the future held by the respective management teams of Healthwell or Starton, the anticipated benefits and the anticipated timing of the Transaction, future financial condition and performance of Starton and expected financial impacts of the Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Transaction, financing transactions, if any, related to the Transaction, the level of redemptions of Healthwell’s public stockholders and the products and markets and expected future performance and market opportunities of Starton. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Healthwell’s securities; (ii) the risk that the Transaction may not be completed by Healthwell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Healthwell; (iii) the failure to satisfy the conditions to the consummation of the Transaction, including, among others, the condition that Healthwell has cash or cash equivalents of at least $10 million, and the requirement that the Business Combination Agreement and the transactions contemplated thereby be approved by the stockholders of each of Healthwell and Starton; (iv) the failure to obtain any applicable regulatory approvals required to consummate the Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the effect of the announcement or pendency of the Transaction on Starton’s business relationships, operating results, and business generally; (vii) risks that the Transaction disrupts current plans and operations of Starton; (viii) the risk that Pubco may not be able to raise funds in a PIPE financing or may not be able to raise as much as anticipated; (ix) the outcome of any legal proceedings that may be instituted against Starton or Healthwell related to the Business Combination Agreement or the Transaction; (x) the ability to maintain the listing of Healthwell’s securities on a national securities exchange or failure of Pubco to meet initial listing standards in connection with the consummation of the Transaction; (xi) uncertainty regarding outcomes of Starton’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidates; (xii) risks associated with Starton’s efforts to commercialize a product candidate; (xiii) Starton’s ability to negotiate and enter into definitive agreements for supply, sales, marketing, and/or distribution on favorable terms, if at all; (xiv) the impact of competing product candidates on Starton’s business; (xv) intellectual property-related claims; and (xvi) Starton’s ability to attract and retain qualified personnel; and (xvii) Starton’s ability to continue to source the raw materials for its product candidates.

The foregoing list of factors is not exhaustive. You should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Healthwell’s initial public offering (the “IPO”) prospectus filed with the SEC on August 4, 2021, Healthwell’s Annual Report on Form 10-K filed for the year ended December 31, 2022 filed with the SEC on March 3, 2023 and subsequent periodic reports filed by Healthwell with the SEC, the Prospectus and other documents filed or to be filed by Healthwell and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and neither Starton, Healthwell nor Pubco assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither Starton, Healthwell nor Pubco gives any assurance that either Starton or Healthwell, or the combined company, will achieve its expectations.

Information Sources; No Representations

The information herein does not purport to be all-inclusive. The information herein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Healthwell derived entirely from Healthwell and all information relating to the business, past performance, results of operations and financial condition of Starton derived entirely from Starton. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Healthwell, Starton or Pubco, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Starton has been derived, directly or indirectly, exclusively from Starton and has not been independently verified by Healthwell. Neither the independent auditors of Healthwell nor the independent auditors of or Starton audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

Prior Disclosures

Starton is aware that its CEO appeared on the television program “Unicorn Hunters” on June 7, 2021. During that appearance, the CEO made a number of representations as to Starton’s approach to reformulating drug products to improve efficacy, tolerability and patients’ quality of life. As part of these representations, the CEO raised the specific example of Starton’s investigational reformulation of Revlimid. While Starton believes in the value of its product, it understands that any clinical superiority claims cannot be made absent specific findings from rigorous clinical studies which Starton has not undertaken. The CEO’s comments on the television program were not intended to suggest Starton has conducted such studies; Starton does not have data to support these specific representations and disclaims any representations or purported representations by its CEO which either stated or implied the contrary.

Participants in the Solicitation

Healthwell, Starton, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Healthwell’s stockholders in connection with the Transaction. Healthwell’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Healthwell executive officers and directors in the solicitation by reading Healthwell’s final prospectus filed with the SEC on August 4, 2021 in connection with the IPO, Healthwell’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 3, 2023 and Healthwell’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Transaction, which may, in some cases, be different from those of stockholders generally, are set forth in the Registration Statement relating to the Transaction. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Starton Therapeutics

Investors@startontx.com

Healthwell

HealthwellSPAC@edelman.com

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